FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2005

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending
September 30, 2005 of
QUEBECOR MEDIA INC.
 Filed in this Form 6-K

Documents index

1.	Quarterly Report for the period ended September 30, 2005 of Quebecor Media Inc.

MANAGEMENT’s  DISCUSSION AND ANALYSIS

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COMPANY PROFILE

Quebecor Media Inc. (“Quebecor Media” or “the Company”), a subsidiary of Quebecor Inc. (“Quebecor”) incorporated under Part 1A of the Companies Act (Québec) in August 2000, is one of Canada’s largest media companies. Its principal lines of business are Cable, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications, Interactive Technologies and Communications and Internet/Portals. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.

The following Management’s Discussion and Analysis covers the main activities in the third quarter of 2005 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report for the financial year ended December 31, 2004 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.

OVERVIEW

Since the end of the second quarter of 2005, Quebecor Media has announced major investments in its Newspapers segment and strategic acquisitions in its Interactive Technologies and Communications segment and its Leisure and Entertainment segment. The Company also continued growing its customer base. Vidéotron ltée (“Vidéotron”) recorded significant customer growth for its digital cable television, Internet access and telephone services. As in the previous quarter, investments in new product launches and in product development by the Broadcasting and Newspapers segments impacted the results and cut into the growth recorded by the other segments.

Significant developments since the release of the second quarter 2005 results include:

•

Quebecor Media announced an investment of more than $110 million to relocate and modernize the Journal de Montréal printing plant. The project includes acquisition of three new printing presses and state-of-the-art shipping and inserting equipment. Construction of the new printing plant in Saint-Janvier-de-Mirabel, north of Montréal, began on September 9, 2005 and should be completed by spring 2007.

•

Quebecor Media and Quebecor World Inc. (“Quebecor World”) announced the creation of a partnership to operate a new cutting-edge printing press in Islington, in the Greater Toronto area. The project entails a $110.0 million investment. The new facility will make it possible to consolidate some of Quebecor’s printing operations in Ontario and to strengthen convergence between Quebecor Media’s Toronto media properties.

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•

Vidéotron’s marketing drive to promote its communications and entertainment packages enjoyed strong consumer success. Vidéotron’s services all registered substantial customer growth in the third quarter of 2005:

	o	illico Digital TV added 43,700 customers, the largest quarterly increase since the service was launched in February 1999.

	o	The combined customer base for all cable television services grew by 28,600, the largest quarterly net growth in five years.

	o	The cable Internet access service added 39,700 customers, the largest quarterly increase since the service was launched in 1998.

	o	Residential telephone service via cable has recruited 96,000 customers since it was launched, including 54,200 in the third quarter of 2005.

•

Vidéotron announced a strategic partnership with Rogers Wireless Inc. (“Rogers Wireless”), a subsidiary of Rogers Communications Inc. (“Rogers Communications”). The agreement will enable Vidéotron to offer one-stop shopping for telecommunications solutions by providing wireless telephone service as of the first half of 2006.

•

Nurun Inc. (“Nurun”) signed a letter of intent to acquire China Interactive Limited (“China Interactive”), a Chinese interactive marketing firm. The acquisition will expand Nurun’s service offerings to international customers in Asia and open the door to new business opportunities.

•

In September 2005, Quebecor Media reached an agreement to acquire Sogides ltée (“Sogides”), a major Québec book publishing and distribution group. With this acquisition, Quebecor Media will be able to offer a more complete selection of Québec books and promote Québec writers in Europe. The closing of the transaction is subject to certain conditions, including regulatory approval.

•

On July 19, 2005, Quebecor Media purchased US$128.2 million in aggregate principal amount of its Senior Notes and US$12.1 million in aggregate principal amount at maturity of its Senior Discount Notes, bearing interest at 11 1/8% and 13 3/4% respectively, under offers dated June 20, 2005. The Company paid a total cash consideration of $215.3 million to purchase the Notes, including the premium and the cost of settlement of cross-currency swap agreements. The Company therefore recognized a $60.8 million loss on settlement of debt in the third quarter of 2005. This refinancing enables Quebecor Media and it’s subsidiaries to take advantage of more advantageous interest rates.

•

On September 16, 2005, Vidéotron successfully closed a private offering of US$175.0 million aggregate principal amount of 6 3/8% Senior Notes due December 15, 2015. The $205.1 million net proceeds were used to finance the repurchase of Senior

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Notes issued by the CF Cable TV Inc. (“CF Cable TV”) subsidiary for a cash consideration of $99.3 million, including disbursements for unwinding of hedging contracts, and a portion of the repurchase of Quebecor Media Senior Notes described above.

The financial data have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). However, certain measures used in this Discussion and Analysis do not have any standardized meaning under Canadian GAAP. When used, these measures are defined in such terms as to allow reconciliation with the closest GAAP measure. See page 18 of this report for definitions.

THIRD QUARTER 2005

In the third quarter of 2005, the Company generated $650.9 million in revenues, a $61.0 million (10.3%) increase from the same period of 2004. All business segments without exception reported higher revenues. Operating income increased by $5.7 million (3.4%) to $175.4 million.

In the Cable segment, revenues increased by $29.5 million (13.3%) to $250.8 million and operating income by $5.3 million (5.9%) to $95.0 million in the third quarter of 2005. The customer base for digital cable television, Internet access and Internet telephone services increased by 43,700, 39,700 and 54,200 respectively in the third quarter of 2005. Vidéotron’s net monthly ARPU (“average revenue per user”) increased by $5.49 (11.7%) from the same quarter of 2004 to $52.55. The revenues of Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) decreased by $0.3 million (-2.2%) and its operating income by $0.4 million (-12.4%) in the third quarter of 2005.

The Newspapers segment’s revenues totalled $220.7 million in the third quarter of 2005, a $13.2 million (6.4%) increase, attributable primarily to higher advertising revenues. Operating income decreased by $1.5 million (-2.9%) to $49.5 million. The revenue growth did not entirely compensate for increased operating expenses. The operating losses of the free dailies amounted to $4.3 million in the third quarter of 2005, compared with $2.3 million in the third quarter of 2004.

The Broadcasting segment generated revenues of $81.0 million in the third quarter of 2005. The $9.7 million (13.6%) increase was mainly due to additional advertising revenues from the LCN, Mystère and ARGENT channels and from SUN TV (formerly Toronto 1). Operating income decreased by $8.1 million (-62.8%) from $12.9 million in the third quarter of 2004 to $4.8 million in the third quarter of 2005. The decline was caused by higher programming costs and operating losses at the SUN TV television station and at the new Mystère and ARGENT specialty channels, as well as higher investments in content, advertising and marketing at the weekly magazines.

In the third quarter of 2005, revenues of the Leisure and Entertainment segment totalled $65.9 million, a $4.2 million (6.8%) increase. The revenues of Archambault Group Inc.

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(“Archambault Group”) grew by $3.7 million, mainly because of higher retail sales. The Books division’s revenues increased by $0.8 million. The segment’s operating income was substantially unchanged at $10.5 million.

Between the third quarters of 2004 and 2005, the Business Telecommunications segment’s revenues rose by $3.5 million (16.3%) to $25.0 million and its operating income increased by $2.8 million (66.7%) to $7.0 million. The increases were due primarily to the positive impact of the roll-out of the residential telephone service, in conjunction with Vidéotron.

The Interactive Technologies and Communications segment generated revenues of $15.6 million in the third quarter of 2005. The $3.4 million (27.9%) increase was attributable to business development in government markets, as well as in North America and Europe. The segment’s operating income more than doubled, rising by $0.5 million (125.0%) to $0.9 million, due to increased revenues and profitability.

In the Internet/Portals segment, revenues rose by $4.1 million (51.3%) to $12.1 million in the third quarter of 2005 and operating income increased substantially by $1.1 million (91.7%) to $2.3 million, due to the performance of the general- and special interest portals and the Progisia Informatique consulting division.

Quebecor Media recorded an $10.1 million net loss in the third quarter of 2005, compared with net income of $26.9 million in the same period of the previous year. The negative difference of $37.0 million was mainly due to a $60.0 million loss on settlement of debt.

The amortization charge increased by $3.1 million from $53.8 million in the third quarter of 2004 to $56.9 million in the same quarter of 2005.

Financial expenses totalled $71.4 million in the third quarter of 2005, compared with $64.7 million in the same period of 2004, a $6.7 million increase. Certain derivative financial instruments are recognized at fair value when they become ineffective (according to the criteria established under accounting standards) and/or when hedge accounting is not used. The Company recognized a $4.9 million loss in the third quarter of 2005 in connection with re-measurement of such instruments, compared with a $9.1 million gain in the same quarter of 2004, a negative difference of $14.0 million. However, interest on long-term debt decreased by $5.1 million, primarily because of the impact of refinancing a portion of the Notes issued by Quebecor Media and the impact of prepayments resulting from an increase in the negative fair value of certain cross-currency swap agreements. As well, the loss on re-measurement of the additional amount payable totalled $0.9 million in the third quarter of 2005, compared with $4.9 million in the same quarter of 2004, a $4.0 million improvement.

Quebecor Media recorded a $60.0 million loss on settlement of debt in the third quarter of 2005, primarily in connection with the repurchase of a portion of its Senior Notes and Senior Discount

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Notes for a cash consideration of $215.3 million. This loss includes the amount by which the disbursements exceeded the book value of the Notes and of the cross-currency swap agreements, as well as the write-down of deferred financial expenses.

The income tax expense was reduced by $20.8 million in the third quarter of 2005, mainly because of the decrease in pre-tax income. In view of tax loss carry forwards and other tax attributes held by Quebecor Media, as well as its latest income forecasts, Quebecor Media does not expect to incur significant income tax expenses between now and the year 2008, except in respect of its TVA Group subsidiary. Therefore, the Company’s consolidated income tax expense should consist mainly in future income taxes and Part 1.3 large corporation taxes, with the exception of income tax payable by TVA Group.

YEAR-TO-DATE

For the year to date, Quebecor Media’s revenues increased by $179.9 million, or 10.2%, to $1.95 billion, compared with $1.77 billion in the same period of 2004. Revenue increases were reported by all segments, namely Cable ($83.6 million or 13.1%), Newspapers ($31.9 million or 5.0%), Broadcasting ($30.2 million or 12.0%), Business Telecommunications ($16.6 million or 29.6%), Interactive Technologies and Communications ($11.7 million or 31.5%), Internet/Portals ($11.5 million or 47.7%) and Leisure and Entertainment ($7.0 million or 4.4%). Quebecor Media generated year-to-date operating income in the amount of $520.2 million, an increase of $27.2 million or 5.5% compared with the same period of 2004. The growth was due to increases in operating income in the following segments: Cable ($28.6 million or 11.3%), Business Telecommunications ($9.4 million or 83.2%), Internet/Portals ($3.4 million or 103.0%), Interactive Technologies and Communications ($1.6 million or 106.7%) and Leisure and Entertainment ($0.8 million or 5.5%). Those increases were partially offset by decreases in the Broadcasting segment ($18.8 million or -34.2%) and the Newspapers segment ($2.7 million or -1.7%).

Year-to-date net income was $38.1 million, compared with $39.1 million in the same period of 2004. The $1.0 million decrease was due primarily to a $60.0 million loss on settlement of debt incurred in the third quarter of 2005, partially offset by the increase in operating income.

SEGMENTED ANALYSIS

Restricted and unrestricted subsidiaries

The Company is subject to certain reporting requirements under the indentures governing its Senior Notes and Senior Discount Notes issued in July 2001. Therefore, the financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of its Unrestricted Subsidiary.

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Pursuant to the indentures, Nurun, the Interactive Technologies and Communications subsidiary, has been designated an “Unrestricted Subsidiary.”

Following the privatization of Canoe Inc. (“Canoe”) in September 2004, its designation was changed from “Unrestricted Subsidiary” to “Restricted Subsidiary.” For the purpose of the reporting of the financial condition and operating results of the Company, its Restricted Subsidiaries and its Unrestricted Subsidiary, the figures for 2004 have been reorganized to reflect the impact of the new designation.

Restricted subsidiaries

In the third quarter of 2005, the Company and its Restricted Subsidiaries generated revenues of $635.3 million, compared with $577.8 million in the same period of 2004, and operating income of $174.5 million, compared with $169.3 million in the third quarter of 2004.

In the first three quarters of 2005, the Company and its Restricted Subsidiaries reported revenues of $1.90 billion, compared with $1.73 billion in the same period of 2004, and operating income of $517.1 million, compared with $491.5 million in the first half of 2004.

Cable segment

The Cable segment generated revenues of $250.8 million in the third quarter of 2005, compared with $221.3 million in the same period of 2004, an increase of $29.5 million (13.3%).

The revenues of Vidéotron’s illico Digital TV service, excluding related services, rose $13.9 million (38.4%) to $50.1 million in the third quarter of 2005. Once again, the strong performance of illico Digital TV more than compensated for decreased revenues from analog cable television services. Combined revenues from all cable television services increased by $9.9 million (6.7%) to $155.1 million, due to the impact of customer growth, higher rates, sales of more lucrative packages, the favourable impact of the introduction of the illico on Demand service and higher installation revenues. These favourable factors were partially offset by decreased revenues from equipment rentals and other sources. At the end of the third quarter of 2005, illico Digital TV had a customer base of 424,700 compared with 381,000 at the end of June 2005. The quarter-over-quarter increase of 43,700 was the largest since the service was launched in February 1999. Between the third quarters of 2004 and 2005, the number of customers increased by 115,700 or 37.4% (see Table 1).

Table 1
Customer base for cable television services

The number of subscribers to Vidéotron’s analog cable television service decreased by 15,100 during the third quarter of 2005 and by 85,200 over the one-year period. The combined customer base for all Vidéotron cable television services increased by 28,600 in the third quarter of 2005, the largest quarterly net growth in the last five years, and by 30,500 over the 12-month period

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ended September 30, 2005 (see Table 1). At the end of the third quarter of 2005, illico Digital TV had a penetration rate (number of subscribers as a proportion of total subscribers to all cable television services) of 28.9%, compared with 21.4% one year earlier.

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Vidéotron’s Internet access services registered continued growth in the third quarter of 2005, posting revenues of $68.3 million, an $11.7 million (20.7%) increase compared with the same period of 2004. The improvement was mainly due to customer growth. The number of customers for cable Internet access services stood at 587,700 at the end of the third quarter of 2005, an increase of 39,700 (7.2%) from the previous quarter and of 111,500 (23.4%) from the same date last year (see Table 2). It was the largest quarterly increase since the service was launched in 1998.

Table 2
Customer base for cable Internet access services

Vidéotron’s Internet telephone service was officially launched at the beginning of 2005. The number of customers grew substantially during the first nine months of 2005, rising from 14,900 at the end of the first quarter to 41,800 at the end of the second quarter and 96,000 as of September 30, 2005, for an increase of 54,200 in the last three months (see Table 3). The service generated $6.1 million in revenues in the third quarter of 2005 and $8.9 million on a year-to-date basis.

Table 3
Customer base for cable telephone service

Vidéotron’s net monthly ARPU (“average revenue per user”) increased by $5.49 (11.7%) to $52.55 in the third quarter of 2005, compared with $47.06 one year earlier.

Le SuperClub Vidéotron registered revenues of $12.1 million in the third quarter of 2005. The $0.3 million (-2.2%) decrease was due primarily to lower equipment rental revenues, which were partially offset by the positive impact of the acquisition of Jumbo Entertainment Inc. (“Jumbo Entertainment”) in July 2004 and by revenues from two new Le SuperClub Vidéotron locations opened in April 2005.

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The Cable segment generated total operating income of $95.0 million in the third quarter of 2005, compared with $89.7 million in the same period of 2004, a $5.3 million (5.9%) increase.

The increase was due primarily to customer growth and the improved profitability of Vidéotron’s services as a result of increases in some rates. These favourable factors offset the negative impact on profitability of increases in the cost of subsidies granted to customers on equipment sales and in some operating expenses, including labour costs.

The operating income of Le SuperClub Vidéotron decreased by $0.4 million (-12.4%) to $2.9 million in the third quarter of 2005, mainly as a result of the decrease in revenues.

The Cable segment’s operating margin for all operations, stated as a percentage, was 37.9% in the third quarter of 2005, compared with 40.5% in the same period of 2004.

On a year-to-date basis, the Cable segment’s revenues increased by $83.6 million (13.1%) to $724.0 million, compared with $640.4 million in the same period of the previous year. The segment’s operating income increased by $28.6 million (11.3%) to $282.1 million. The higher year-to-date revenues and operating income were essentially due to the factors noted above in the discussion of the third quarter results. In the case of operating income, the reduced cost of subsidies granted customers on equipment sales was also a factor in the improvement. The segment’s operating margin for all operations was 39.0% for the year to date, compared with 39.6% in the same period of 2004.

Under the Company’s accounting policies, revenues and costs related to equipment sales to customers are entered in full in the results as the transactions are made. It is a common industry practice to sell equipment at less than cost, often as part of promotions aimed at increasing customer recruitment and generating recurring revenues over an extended period. Table 4 below shows operating income before the cost of subsidies granted to customers on equipment sales and their impact on the segment’s results.

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Table 4: Cable segment

Operating income

(in millions of dollars)

	Three-month periods ended September 30		Nine-month periods ended September 30

	2005	2004	2005	2004

Operating income before cost of equipment subsidies to customers	$106,5	$95,6	$306,6	$279,3

Cost of equipment subsidies to customers	(11,5)	(5,9)	(24,5)	(25,8)

Operating income	$95,0	$89,7	$282,1	$253,5

The Cable segment generated free cash flow from operations in the amount of $35.0 million in the third quarter of 2005, compared with $57.5 million in the same quarter of 2004 (see Table 5). The $22.5 million decrease was mainly due to a $26.3 million increase in additions to property, plant and equipment as a result of investments in the network. For the first nine months of 2005, free cash flows from operations were $103.3 million, compared with $94.1 million in the same period of 2004, a $9.2 million increase. A $50.0 million increase in cash flows from continuing operating activities was offset in part by a $40.8 million increase in additions to property, plant and equipment as a result of investments in the network.

Table 5: Cable segment

Free cash flows from operations

(in millions of dollars)

	Three-months periods ended September 30		Nine-months periods ended September 30

	2005	2004	2005	2004

Cash flows from operating activities before undernoted item	$81,7	$79,4	$238,2	$224,7
Net change in non-cash balances related to operations	12,3	11,1	(1,4)	(37,9)

Cash flows from continuing operating activities	94,0	90,5	236,8	186,8

Additions to property, plant and equipment	(59,5)	(33,2)	(134,5)	(93,7)

Proceeds from disposal of assets	0,5	0,2	1,0	1,0

Free cash flows from operations	$35,0	$57,5	$103,3	$94,1

Vidéotron continued the roll-out of its residential cable telephone service during the third quarter. The service was introduced in the Québec City area on July 11, 2005 and the Island of Montréal on August 17, 2005. It is now available to consumers in Montréal, Québec City, Laval and South Shore Montréal.

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On September 20, 2005, Vidéotron announced a strategic agreement with Rogers Wireless, a subsidiary of Rogers Communications, which will enable Vidéotron to offer its customers wireless telephone service in the first half of 2006. The launch of Vidéotron’s own wireless service will meet consumer demand for one-stop shopping for telephone (land line and wireless), cable television and Internet access services.

Newspapers segment

The Newspapers segment’s revenues grew by $13.2 million (6.4%) from $207.5 million in the third quarter of 2004 to $220.7 million in the third quarter of 2005. Advertising revenues rose 8.0%, mainly because of higher total volumes. Revenues from commercial printing and distribution also increased, while circulation revenues decreased by 0.6%. The revenues of the urban dailies increased by $8.4 million (5.5%). The free dailies 24 heures Montréal MétropolitainMC in Montréal and 24 HoursTM in Toronto and Vancouver accounted for $2.8 million of the increase. At the community newspapers, revenues rose by $6.8 million (10.7%).

Operating income amounted to $49.5 million in the third quarter of 2005, compared with $51.0 million in the same period of 2004, a decrease of $1.5 million (-2.9%). At the urban dailies (excluding the free dailies), operating income decreased by $3.0 million (-7.0%). The revenue growth did not entirely offset increases in operating costs, including labour, and in distribution, promotion and marketing costs. At the community newspapers, operating income increased by $2.2 million (16.3%), mainly because of the higher revenues. The operating losses of the free dailies rose by $2.0 million between the third quarters of 2004 and 2005, primarily as a result of the launch of the Vancouver newspaper in 2005 and increases in circulation. However, between the second quarter and third quarter of 2005, the revenues of the free dailies increased by $1.2 million and their circulation by 27,000 copies.

For the first nine months of 2005, revenues of the Newspapers segment were $672.8 million, compared with $640.9 million in the same period of 2004. The $31.9 million (5.0%) increase was essentially due to the same factors noted above in the discussion of third quarter results, which were partially offset by a larger decrease in circulation revenues in the first two quarters of 2005. Year-to-date operating income totalled $152.9 million, compared with $155.6 million in the same period of 2004, a decrease of $2.7 million (-1.7%). As in the third quarter, higher revenues did not entirely offset increases in some operating costs.

The Newspapers segment generated $14.2 million in free cash flows from operations in the third quarter of 2005, compared with $44.3 million in the same period of 2004 (see Table 6). The $30.1 million decrease was due primarily to an increase in additions to property, plant and equipment as a result of progressive disbursements for the purchase of six new presses for the printing of Le Journal de Montréal, The Toronto Sun and The London Free Press. For the year to

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date, free cash flows from operations decreased by $21.3 million to $79.2 million, compared with $100.5 million in the same period of 2004. The increase in additions to property, plant and equipment was partially offset by the positive impact of the net change in non-cash balances related to operations.

Table 6: Newspaper segment

Free cash flows from operations

(in millions of dollars)

	Three-months periods ended September 30		Nine-months periods ended September 30

	2005	2004	2005	2004

Cash flows from operating activities before undernoted item	$39.7	$43.2	$124.5	$127.3
Net change in non-cash balances related to operations	3.8	4.8	(9.1)	(15.0)

Cash flows from continuing operating activities	43.5	48.0	115.4	112.3

Additions to property, plant and equipment	(29.3)	(3.9)	(36.2)	(12.4)

Proceeds from disposal of assets	—	0.2	—	0.6

Free cash flows from operations	$14.2	$44.3	$79.2	$100.5

In the third quarter of 2005, Quebecor Media announced an investment of more than $110.0 million to relocate and modernize the Journal de Montréal printing plant. The project involves construction of a printing plant with a total floor area of more than 200,000 square feet in Saint-Janvier-de-Mirabel, north of Montréal, and the acquisition of three new Man Roland printing presses and new shipping and inserting equipment. Construction began on September 9, 2005, and should be completed by the spring of 2007. The investment will equip the newspaper with state-of-the-art technology.

In another major investment announced during the quarter, a new ultramodern printing press will be built in Islington in the Greater Toronto area at a cost of $110.0 million. It will be operated by Quebecor Media and Quebecor World. The new facility will make it possible to consolidate some of Quebecor’s printing operations in Ontario and to strengthen Quebecor Media’s Toronto properties. Quebecor Media is applying the convergence model it developed successfully in Québec in order to unite its Ontario media properties into a powerful convergent voice.

The two new printing plants should be fully operational by 2007. Management has not yet completed its analysis of the impact of the two projects on work-force reduction costs.

A NADbank® survey conducted in the spring of 2005 confirmed the gains made by Le Journal de Montréal in relation to the competition. The readership of Le Journal de Montréal increased by 5.2% on weekdays, 6.4% on Saturdays and 13.8% on Sundays between the year 2004 and the

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spring of 2005. Readership increased by 5.2% among people with a family income of more than $100,000 and 3.7% among university graduates.

Broadcasting segment

The revenues of the Broadcasting segment amounted to $81.0 million in the third quarter of 2005, a $9.7 million (13.6%) increase from $71.3 million in the same period of 2004. Revenues from broadcasting operations increased by $9.6 million (19.5%), largely because of higher advertising revenues, including revenues from the LCN, Mystère and ARGENT specialty channels and the SUN TV television station, and higher revenues from commercial production. Distribution revenues rose by $1.0 million, primarily because of the success of the video release of White Noise and the theatrical release of the Québec feature C.R.A.Z.Y., partially offset by lower television distribution revenues. Revenues from publishing operations decreased by $0.7 million in the third quarter of 2005 due to lower newsstand sales, particularly of weekly magazines.

Operating income decreased by $8.1 million (-62.8%) from $12.9 million in the third quarter of 2004 to $4.8 million in the third quarter of 2005. Operating income from broadcasting operations decreased by $4.4 million in the third quarter, mainly as a result of the operating losses at television station SUN TV, acquired in December 2004, and at the newly launched specialty channels Mystère and ARGENT. Distribution operations generated $0.7 million in operating income, compared with a $0.3 million operating loss in 2004. The $1.0 million improvement was mainly due to the success of the films C.R.A.Z.Y. and White Noise. Operating income from publishing operations declined by $4.6 million in the third quarter of 2005, primarily as a result of increased investment in content, advertising and marketing at the weekly magazines.

The Broadcasting segment’s year-to-date revenues increased by $30.2 million (12.0%) to $281.8 million, primarily because of the addition of the results of SUN TV, Mystère and ARGENT. Increased distribution revenues were also a factor. Year-to-date operating income decreased by $18.8 million (-34.2%) to $36.2 million due to the operating losses of the new television channels, higher programming costs, and higher content, advertising and promotion costs in the Publishing division.

During the third quarter, TVA Group Inc. (“TVA Group) changed the name of its general-interest television station in Toronto, acquired in December 2004, from Toronto 1 to SUN TV. The new name reflects the closer ties that will be established between SUN TV and Quebecor Media’s properties in the Toronto market, particularly the daily The Toronto Sun, the free daily 24 HoursTM, and the Internet portal canoe.ca.

During the three-month and nine-month periods ended September 30, 2005, a total of 3,449,199 and 3,699,799 Class B Non-Voting Shares were repurchased for cash considerations of $76.0 million and $81.2 million, respectively, under TVA Group’s share repurchase and cancellation program and under its substantial issuer bid (SIB) dated May 19, 2005. As a result of

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these repurchases, Quebecor Media’s interest in TVA Group increased by 5.5%, from 39.7% on January 1, 2005 to 45.2% as of September 30, 2005.

Leisure and Entertainment segment

The Leisure and Entertainment segment recorded total revenues of $65.9 million in the third quarter of 2005, compared with $61.7 million in the same period of 2004, a $4.2 million (6.8%) increase.

Revenues of Archambault Group increased by $3.7 million in the third quarter of 2005 compared with of the same period of the previous year. Retail sales grew by 12.7% due mainly to improved sales of books and videos, combined with the impact of the addition of a new store in Gatineau, Québec. Distribution revenues rose 2.8%, primarily because of the addition of the results of Musicor France. The revenues of the Books division increased by $0.8 million in the third quarter of 2005 due to increased sales by the publishing houses in the Éditions Quebecor Média group, which more than offset the unfavourable impact of the advancement into the second quarter of some sales that are normally recorded in the third quarter at CEC Publishing Inc. (“CEC Publishing”).

The operating income of the Leisure and Entertainment segment held steady at $10.5 million in the third quarter of 2005. The Books division’s operating income increased by $0.2 million. The higher revenues outweighed the negative impact of the advancement of some sales at CEC Publishing. At Archambault Group, operating income decreased by $0.3 million. Increases in some operating costs more than offset the impact of higher in-store retail sales.

For the first nine months of 2005, the revenues of the Leisure and Entertainment segment totalled $167.7 million, compared with $160.7 million in the same period of 2004, an increase of $7.0 million (4.4%). The Books division’s revenues increased by 14.1% due to the strong performance of all the publishing houses. Archambault Group’s revenues rose 1.9% compared with the same period of the previous year. Increased retail sales of books and videos and the addition of a new store were partially offset by a decrease in distribution revenues as a result of delays in the marketing and sales of CDs by some artists. The segment’s operating income increased by $0.8 million (5.5%) to $15.4 million, primarily as a result of higher revenues in the Books division, partially offset by a lag in distribution revenues at Archambault Group.

In September 2005, Quebecor Media reached an agreement to acquire Sogides, a major Québec book publishing and distribution group which owns the publishing houses Les Éditions de l’Homme, Le Jour, Utilis, Les Presses Libres and Groupe Ville-Marie Littérature (which includes L’Hexagone, VLB Éditeur and Typo), and the distributor Les Messageries A.D.P., which distributes more than 110 Québec and foreign publishing houses. With this acquisition, Quebecor Media will be able to offer a more complete selection of Québec books and promote

15

Québec writers in Europe through the Sogides network on that continent. The closing of the transaction is subject to certain conditions, including regulatory approval.

In October 2005, Archambault Group opened a retail location selling cultural and entertainment products in Boucherville, on South Shore Montréal. The 18,000 square-foot store is the 14th in the Archambault chain.

Business Telecommunications segment

The Business Telecommunications segment recorded total revenues of $25.0 million in the third quarter of 2005. The $3.5 million (16.3%) increase was due primarily to a $3.2 million increase in revenues from telephone services, generated essentially by the roll-out of Vidéotron’s IP telephone service.

The segment’s operating income was $7.0 million in the third quarter of 2005, an increase of $2.8 million (66.7%) from $4.2 million in the same quarter of 2004. The additional revenues generated by the residential telephone service and the outsourcing contract signed with Quebecor World in July 2004 had a positive impact on operating income.

On a year-to-date basis, the revenues of Videotron Telecom rose by $16.6 million (29.6%) to $72.7 million as a result of a $6.5 million increase in revenues from telephone services, a $6.2 million increase in server hosting and management revenues under the outsourcing contract with Quebecor World, a $2.1 million increase in revenues from network solutions, and a $1.1 million increase in Internet revenues. Year-to-date operating income was $20.7 million, a $9.4 million (83.2%) increase from $11.3 million in the same period of 2004 due primarily to the growth in revenue.

Internet/Portals segment

The revenues of Canoe Inc. (“Canoe”) totalled $12.1 million in the third quarter of 2005, compared with $8.0 million in the same quarter of 2004, an increase of $4.1 million (51.3%). The revenues of the Progisia Informatique consulting division doubled in the third quarter of 2005, largely because of work done for subsidiaries of Quebecor Media. At the general-interest portals, revenues grew by 59.2%, primarily as a result of strong revenues from advertising sales and other sources, including site creation. Revenues increased by 20.8% at the special-interest portals, due primarily to revenue growth at jobboom.com.

Canoe’s operating income increased by $1.1 million (91.7%) from $1.2 million in the third quarter of 2004 to $2.3 million in the third quarter of 2005, mainly as a result of revenue growth.

For the first nine months of 2005, Canoe’s revenues totalled $35.6 million, an increase of $11.5 million (47.7%) from $24.1 million in the same period of 2004. Year-to-date operating

16

income more than doubled to $6.7 million, compared with $3.3 million in the same period of 2004, primarily because of the increase in revenues.

In the third quarter of 2005, Canoe developed and launched the site for the third season of Star Académie, the TVA Network’s popular reality talent series. Canoe also launched other value-added services and enriched the content of both its general-interest and special-interest portals.

Unrestricted subsidiary

Nurun, the Interactive Technologies and Communications subsidiary, is the Company’s only designated Unrestricted Subsidiary under the indentures governing the Senior Notes and Senior Discount Notes.

Interactive Technologies and Communications segment

The Interactive Technologies and Communications segment increased its revenues by $3.4 million (27.9%) from $12.2 million in the third quarter of 2004 to $15.6 million in the third quarter of 2005, mainly as a result of customer acquisitions in the government markets as well as in North America and Europe.

The segment’s operating income more than doubled to $0.9 million in the third quarter of 2005, compared with $0.4 million in the same period of 2004. The increase was due primarily to revenue growth resulting from the new customers and increased profitability, which more than offset increases in some operating costs.

On a year-to-date basis, revenues of the Interactive Technologies and Communications segment were $48.9 million, compared with $37.2 million in the same period of 2004, an $11.7 million (31.5%) increase. The segment’s operating income increased by $1.6 million (106.7%) to $3.1 million, compared with $1.5 million in the same period of 2004. The year-to-date improvements were due to the factors noted in the discussion of third quarter results above, as well as the impact of the acquisition of Atlanta-based Ant Farm Interactive LLC (“Ant Farm Interactive”) in April 2004.

On September 28, 2005, Nurun signed a letter of intent to acquire China Interactive, a Chinese interactive marketing firm. The acquisition will expand Nurun’s service offerings to international customers in Asia and open the door to new business opportunities.

In February 2005, Nurun announced a normal course issuer bid in order to repurchase on the open market up to 1,665,883 Common Shares for cancellation (or approximately 5% of Nurun’s issued and outstanding Common Shares) between March 1, 2005 and February 28, 2006. During the three- and nine-month periods ended September 30, 2005, a total of 55,900 and 377,600

17

Common Shares were repurchased for cash considerations of $0.2 million and $0.8 million, respectively. The repurchases increased Quebecor Media’s interest in Nurun by 0.6%, from 57.3% as of January 1, 2005 to 57.9% as of September 30, 2005.

In March 2005, Nurun sold its remaining 9.6% interest in Mindready Solutions Inc. (“Mindready Solutions”) for a cash consideration of $0.4 million. The purchaser held an option, that expired June 27, 2005, to buy the 1.2 million shares Nurun still held in Mindready Solutions for $1.165 per share, less the special cash distribution of $1.1 million paid to Nurun on August 18, 2004. Nurun also received $3.4 million in final payment of the 6.75 million Common Shares of Mindready Solutions sold by Nurun under the partial takeover bid that closed on May 27, 2004.

In May 2005, Nurun made a $1.3 million payment in connection with the acquisition of Ant Farm Interactive in 2004. The payment was in consideration of the achievement of performance targets.

DEFINITIONS

In its analysis of operating results, the Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, net gain (loss) on debt refinancing, reserve for restructuring of operations, impairment of assets and other special charges, gains (losses) on sales of businesses and other assets, and income taxes. Non-controlling interest and the results of discontinued operations are not considered in the computation of operating income.

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies. Table 7 reconciles operating income with the closest GAAP measure.

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Table 7

Reconciliation between income before taxes and operating income reported herein

(in millions of dollars)

	Three-months periods		Nine-months periods
	ended September 30		ended September 30

	2005	2004	2005	2004

Income (loss) before taxes	$(12,9)	$49,0	$76,1	$101,1

Amortization	56,9	53,8	167,2	163,0

Financial expenses	71,4	64,7	217,0	228,0

Loss on debt refinancing	60,0	—	60,0	—

Reserve for restructuring of operations and other special charges	—	2,2	—	2,2

Gains (losses) on sales of businesses and other assets	—	—	(0,1)	(1,3)

Operating income	$175,4	$169,7	$520,2	$493,0

The Company uses free cash flow from operations as a measure of liquidity. Free cash flows from operations represents funds available for business acquisitions, the payment of dividends on equity shares, and the repayment of long-term debt. Free cash flows from operations is not a measure of liquidity that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Company’s definition of free cash flows from operations may not be identical to similarly titled measures reported by other companies. When free cash flows from operations is used in this report, a table reconciling it with the closest GAAP measure is provided.

CASH FLOWS AND FINANCIAL POSITION

Operating activities

Continuing operating activities provided cash flows in the amount of $112.6 million in the third quarter of 2005, compared with $117.9 million in the same period of 2004. The $5.3 million decline was caused mainly by the unfavourable difference in the net change in non-cash balances related to operations, which more than offset the impact of the increase in operating income and the decrease in interest on the long-term debt.

On a year-to-date basis, continuing operating activities provided cash flows in the amount of $249.9 million, compared with $262.9 million in the same period of 2004, a $13.0 million

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decrease. A $35.9 million increase in investment in non-cash balances related to operations during the first nine months of 2005 offset the favourable impact of the increase in operating income and the decrease in interest on long-term debt.

At the end of the third quarter of 2005, working capital stood at negative $64.2 million,compared with negative $29.7 million at the end of the same quarter of 2004. The $34.5 million decrease was mainly due to the use of cash and cash equivalents to pay down debt and the increase in the additional amount payable, which were partially offset by a decrease in the current portion of the long-term debt resulting from the refinancing of Vidéotron’s debt in November 2004. The impact of an increase in accounts receivable was offset by a decrease in temporary investments.

Financing activities

In the first nine months of 2005, Quebecor Media’s consolidated debt (excluding the additional amount payable) decreased by $15.0 million.

During the third quarter, Vidéotron closed a private placement of Senior Notes. The $205.1 million net proceeds were used primarily to finance the repurchase of Senior Notes issued by the CF Cable TV subsidiary with a book value of $93.1 million, and a portion of the repurchase by Quebecor Media of its Senior Notes and Senior Discount Notes with a book value of $167.7 million. TVA Group drew down $72.5 million on its revolving credit facility to finance the repurchase of its shares. The net increase in debt caused by the transactions described above and the effect of discount amortization were more than offset by the favourable impact of the exchange rate on the debt denominated in a foreign currency. The decrease in debt related to changes in the exchange rate was however offset by an equal increase in the value of the cross-currency swap agreements entered under “Other liabilities.” Also, during the third quarter of 2005, the Company borrowed a net total of 15.0 million dollars on its revolving credit facility.

Due to the increase in the negative fair value of certain cross-currency swap agreements during the first nine months of 2005, the Company had to make prepayments totalling $75.9 million. These prepayments were financed from the Company’s cash assets and were applied against other liabilities related to the cross-currency swap agreements.

In the second quarter of 2005, TVA Group amended the credit agreement governing its revolving credit facility. The maturity date was extended to June 15, 2010, and the amount of the facility was increased by $65.0 million to $160.0 million. The new interest rate is based on Bankers’ Acceptance rate plus a premium based on the ratio of total debt to income before interest, income tax, amortization and other items.

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On July 15, 2005, Vidéotron repurchased, for a cash consideration of $99.3 million, the 9 1/8% Senior Notes due in 2007 issued by its CF Cable TV subsidiary. In connection with this transaction, Vidéotron recognized a $0.8 million gain on settlement of debt in the third quarter of 2005. The transaction was financed using Vidéotron’s cash assets and revolving credit facility.

On July 19, 2005, the Company purchased US$128.2 million in aggregate principal amount of its Senior Notes and US$12.1 million in aggregate principal amount at maturity of its Discount Notes, bearing interest at 11 1/8% and 13 3/4% respectively, under offers dated June 20, 2005. The Company paid a cash consideration of $215.3 million to purchase the Notes, including the redemption premium and the cost of settlement of the cross-currency swap agreements. The Company therefore recognized a $60.8 million loss on settlement of debt in the third quarter of 2005, including the amount by which the disbursements exceeded the book value of the Notes and the cross-currency swap agreements, as well as the write-down of deferred financial expenses. These transactions were financed using the Company’s cash assets and available credit facilities. The refinancing enables Quebecor Media and it’s subsidiaries to take advantage of more advantageous interest rates.

On September 16, 2005, Vidéotron successfully closed a private offering of US$175.0 million aggregate principal amount of 6 3/8% Senior Notes due December 15, 2015, which were sold at a slight discount (99.5%) and result in an effective yield of 6.44%. The net proceeds from the sale of the Senior Notes, in the amount of US$174.1 million ($205.1 million), before transaction fees of $3.8 million, were used to repay $79.0 million under Vidéotron’s revolving credit facility, being all amounts outstanding under the facility, and to pay a dividend of $100.0 million to Quebecor Media. As part of this financing, Videotron agreed to exchange its privately issued notes for new notes registered with the Securities and Exchange Commission. Videotron expects to complete this exchange during the fourth quarter of 2005. The new registered Notes will have terms and conditions similar in all material respects to the privately issued Notes.

Investing activities

In the third quarter of 2005, additions to property, plant and equipment and business acquisitions, including buyouts of minority interests, totalled $177.9 million, an $85.4 million increase from $92.5 million in the same period of 2004.

Additions to property, plant and equipment totalled $101.7 million in the third quarter of 2005, an increase of $50.2 million from the same quarter of 2004 due mainly to progress payments made under contracts to acquire six new presses to print Le Journal de Montréal, The Toronto Sun and The London Free Press, and investments by Vidéotron in its network.

Business acquisitions (including buyouts of minority interests) increased by $35.2 million from $41.0 million in the third quarter of 2004 to $76.2 million in the same quarter of 2005, mainly because of an increase in share repurchases by TVA Group as a result of the repurchase of

21

3,449,199 Class B Non-Voting Shares for a cash consideration of $76.0 million under a Substantial Issuer Bid (“SIB”) dated May 19, 2005. In the third quarter of 2004, the Company took Canoe private for a total cash consideration of $25.2 million.

In the first three quarters of 2005, additions to property, plant and equipment and business acquisitions totalled $288.3 million, compared with $201.8 million in the same period of 2004. The $86.5 million increase was due primarily to the same factors as those noted above in the discussion of the third quarter results.

Financial position

At September 30, 2005, the Company and its wholly owned subsidiaries had cash, cash equivalents and liquid investments with remaining maturities greater than three months totalling $54.7 million. The Company and its wholly owned subsidiaries also had unused lines of credit of $597.9 million available, for total available liquid assets of $652.6 million.

At September 30, 2005, consolidated debt, excluding the additional amount payable, totalled $2.52 billion. This figure includes Vidéotron’s $971.8 million debt, Sun Media Corporation’s $468.7 million debt, TVA Group’s $107.5 million debt, and Senior Notes in an aggregate amount of $976.8 million.

On August 1, 2005, the Board of Directors of Quebecor Media declared a dividend of $10.0 million, which was paid to shareholders on August 24, 2005.

Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover cash requirements for capital investment, interest payment, dividends, mandatory debt repayment, and pension plan contributions. The Company has access to cash flows generated by its subsidiaries through the dividends paid by the subsidiaries listed on the Stock Exchange and through dividends and cash advances paid by the private subsidiaries. The Company also has access to 50% of the revolving credit facility of its Newspapers segment subsidiary and a minimum $50.0 million from the bank credit facility of its Cable segment subsidiary. The Cable segment subsidiary may also borrow in order pay dividends to the Company, subject to certain restrictions.

Pursuant to its financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include debt service coverage ratio, debt ratio (long-term debt over operating income) and debt/equity ratio. As of September 30, 2005, the Company was in compliance with all required financial ratios.

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ADDITIONAL INFORMATION

Contractual obligations

Contractual obligations are reported in detail in the Management’s Discussion and Analysis and in the Company’s consolidated annual financial statements (Form 20F). Material contractual obligations include commitments for future payments under long-term debt arrangements, operating lease arrangements, capital asset purchases and other commitments.

The Company rents premises and equipment under various operating leases. As of September 30, 2005, minimum payments under these leases over the next five years and thereafter were $158.2 million.

During the nine-month period ended September 30, 2005, the Company entered into long-term contracts to purchase equipment. Future payments under these agreements total $84.0 million, including 78.6 million related to the purchase of six new presses.

The Broadcasting segment made a commitment to invest $63.4 million in the Canadian television industry and the Canadian telecommunications industry in order to promote television content and the development of communications. As of September 30, 2005, the balance to be invested over the next three to seven years was $26.8 million.

Financial instruments

The fair value of derivative financial instruments is estimated using period-end market rates and reflects the amount the Company would receive or pay if the instruments were terminated at those dates (see Table 8).

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Table 8: Quebecor Media Inc.

Fair value of financial instruments

(in millions of dollars)

	September 30, 2005

	Notional value			Carrying amount asset (liability)	Fair value asset (liability)

Derivative financial instruments
Interest rate swap agreements		CAD	95,0	$—	$(1,2)
Foreign exchange forward contracts
in US$	$	US	21,3	—	(0,6)
in euros		euros	21,1	(1,3)	(1,3)
Cross-currency interest rate swap agreements	$	US	2 099,0	(247,2)	(601,9)

In the third quarter of 2005, Quebecor Media recorded total losses on derivative financial instruments of $130.4 million ($122.3 million in 2004), outweighing gains of $125.5 million on the hedged instruments ($131.4 million in 2004), for a net loss of $4.9 million (net gain of $9.1 million in 2004). The loss related mainly to fluctuations in the fair value of a cross-currency swap agreement entered into by Sun Media Corporation that had ceased to be effective, according to criteria established under accounting standards, and of a currency forward contract entered into by Quebecor Media to which hedge accounting is not applied, partially offset by a gain recognized by Vidéotron on an interest rate swap agreement.

In the first nine months of 2005, Quebecor Media recorded total losses on derivative financial instruments of $88.2 million ($59.9 million in 2004), more than offsetting gains of $81.8 million on the hedged instruments ($59.0 million in 2004), for a net loss of $6.4 million ($0.9 million in 2004). The loss related mainly to fluctuations in the fair value of a cross-currency swap agreement entered into by Sun Media Corporation that had ceased to be effective and of a currency forward contract entered into by Quebecor Media to which hedge accounting is not applied, partially offset by gains recognized by Vidéotron on an interest rate swap agreement and on a currency forward contract.

Some of Quebecor Media’s cross-currency swap agreements are subject to a floor limit on negative fair value, below which Quebecor Media can be required to make prepayments to reduce the lender’s exposure. The prepayments are offset by equal reductions in Quebecor Media’s future payments under the agreements. The portion of the reductions in commitments related to interest payments is accounted for as a reduction in financial expenses. Prepayments are applied against liabilities related to derivative financial instruments on the balance sheet. Due to the increase in the negative fair value of certain cross-currency swap agreements during the first nine months of 2005, the Company had to make prepayments totalling $75.9 million.

24

Related party transactions

In the first quarter of 2005, the Company acquired certain assets of Quebecor World, a company controlled by Quebecor, for a cash consideration of $1.4 million and an estimated balance payable of $1.9 million. The transaction was recorded at the book value of the transferred assets.

Forward-looking statements

This report contains forward-looking statements that are subject to known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

Montréal, Québec
November 2005

25

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004

REVENUES

Cable	$250.8	$221.3	$724.0	$640.4
Newspapers	220.7	207.5	672.8	640.9
Broadcasting	81.0	71.3	281.8	251.6
Leisure and Entertainment	65.9	61.7	167.7	160.7
Business Telecommunications	25.0	21.5	72.7	56.1
Interactive Technologies and Communications	15.6	12.2	48.9	37.2
Internet/Portals	12.1	8.0	35.6	24.1
Head Office and inter-segment	(20.2)	(13.6)	(56.8)	(44.2)

	650.9	589.9	1,946.7	1,766.8

Cost of sales and selling and administrative expenses	(475.5)	(420.2)	(1,426.5)	(1,273.8)
Amortization	(56.9)	(53.8)	(167.2)	(163.0)
Financial expenses (note 2)	(71.4)	(64.7)	(217.0)	(228.0)
Loss on debt refinancing (note 3)	(60.0)	—	(60.0)	—
Other	—	(2.2)	0.1	(0.9)

(LOSS) INCOME BEFORE INCOME TAXES	(12.9)	49.0	76.1	101.1
Income taxes:
Current	0.6	3.2	12.8	9.4
Future	(4.4)	13.8	14.4	28.9

	(3.8)	17.0	27.2	38.3

	(9.1)	32.0	48.9	62.8
Non-controlling interest	(1.0)	(5.1)	(10.8)	(22.6)

(LOSS) INCOME FROM CONTINUING OPERATIONS	(10.1)	26.9	38.1	40.2
Loss from discontinued operations (note 6)	—	—	—	(1.1)

NET (LOSS) INCOME	$(10.1)	$26.9	$38.1	$39.1

See accompanying notes to consolidated financial statements

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004

Income before amortization, financial expenses, loss on debt refinancing and other
Cable	$95.0	$89.7	$282.1	$253.5
Newspapers	49.5	51.0	152.9	155.6
Broadcasting	4.8	12.9	36.2	55.0
Leisure and Entertainment	10.5	10.5	15.4	14.6
Business Telecommunications	7.0	4.2	20.7	11.3
Interactive Technologies and Communications	0.9	0.4	3.1	1.5
Internet/Portals	2.3	1.2	6.7	3.3
General corporate revenue (expenses)	5.4	(0.2)	3.1	(1.8)

	$175.4	$169.7	$520.2	$493.0

Amortization
Cable	$35.6	$34.8	$104.8	$104.7
Newspapers	7.5	6.2	20.3	19.0
Broadcasting	3.0	2.7	10.0	8.8
Leisure and Entertainment	1.2	0.9	3.2	2.8
Business Telecommunications	8.5	8.4	25.9	25.2
Interactive Technologies and Communications	0.5	0.5	1.3	1.2
Internet/Portals	0.2	0.1	0.6	0.5
Head Office	0.4	0.2	1.1	0.8

	$56.9	$53.8	$167.2	$163.0

Additions to property, plant and equipment
Cable	$59.5	$33.2	$134.5	$93.7
Newspapers	29.3	3.9	36.2	12.4
Broadcasting	2.9	4.0	9.8	7.6
Leisure and Entertainment	2.0	0.6	4.8	2.0
Business Telecommunications	6.3	7.5	12.6	16.1
Interactive Technologies and Communications	0.2	0.3	1.1	0.9
Internet/Portals	0.4	0.1	0.6	0.4
Head Office	1.1	1.9	2.9	2.0

	$101.7	$51.5	$202.5	$135.1

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF DEFICIT
(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004

Deficit at beginning of period	$2,491.4	$2,585.6	$2,529.6	$2,597.8

Net loss (income)	10.1	(26.9)	(38.1)	(39.1)

	2,501.5	2,558.7	2,491.5	2,558.7

Dividends	10.0	20.0	20.0	20.0

Deficit at end of period	$2,511.5	$2,578.7	$2,511.5	$2,578.7

See accompanying notes to consolidated financial statements

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004

Cash flows related to operations:
(Loss) income from continuing operations	$(10.1)	$26.9	$38.1	$40.2
Adjustments for:
Amortization of property, plant and equipment	55.4	52.6	162.2	159.0
Amortization of deferred charges and other assets	1.5	1.2	5.0	4.0
Amortization of deferred financing costs and long-term debt discount	16.0	14.9	46.7	43.0
Loss (gain) on ineffective derivative instruments and on foreign currency translation on unhedged long-term debt	4.9	(9.1)	6.4	0.9
Loss on revaluation of the additional amount payable	0.9	4.9	6.2	14.7
(Gain) loss on disposal of businesses, property, plant and equipment and other assets	(0.5)	0.6	(0.4)	11.5
Loss on debt refinancing (note 3)	60.0	—	60.0	—
Non-controlling interest	1.0	5.1	10.8	22.6
Future income taxes	(4.4)	13.8	14.4	28.9
Other	(0.8)	(0.9)	(1.1)	0.6

	123.9	110.0	348.3	325.4
Net change in non-cash balances related to operations (net of effect of business acquisitions and disposals)	(11.3)	7.9	(98.4)	(62.5)

Cash flows provided by continuing operations	112.6	117.9	249.9	262.9
Cash flows provided by discontinued operations	—	—	—	0.6

Cash flows provided by operations	112.6	117.9	249.9	263.5

Cash flows related to financing activities:
Net (decrease) increase in bank indebtedness	(4.8)	(3.5)	8.9	(2.9)
Issuance of long-term debt	205.1	—	205.1	—
Net borrowings (repayments) under revolving bank facilities	79.4	(6.9)	74.6	(121.4)
Repayments of long-term debt including unwinding of hedging contracts	(316.3)	(21.0)	(318.0)	(66.0)
Net (increase) reduction in prepayments under cross-currency swap agreements	(34.0)	(2.9)	(34.1)	0.6
Repayments under an interest rate swap	(1.3)	—	(3.6)	—
Issuance of capital stock by subsidiaries	—	—	—	2.6
Dividends	(10.0)	(20.0)	(20.0)	(20.0)
Dividends paid to non-controlling shareholders	(1.3)	(1.5)	(3.9)	(3.9)
Other	(3.6)	—	(4.1)	—

Cash flows used in financing activities	(86.8)	(55.8)	(95.1)	(211.0)

Cash flows related to investing activities:
Businesses acquisitions, net of cash and cash equivalents acquired (note 5)	(76.2)	(41.0)	(85.8)	(66.7)
Proceeds from disposal of businesses, net of cash and cash equivalents disposed (notes 5 and 6)	—	1.1	4.3	(7.8)
Additions to property, plant and equipment	(101.7)	(51.5)	(202.5)	(135.1)
Additions to other assets	(1.4)	—	(2.8)	(1.7)
Net (increase) decrease in temporary investments	—	(63.5)	99.6	130.6
Proceeds from disposal of assets	0.3	0.8	3.1	4.7
Other	0.1	(2.6)	0.2	(0.8)

Cash flows used in investing activities	(178.9)	(156.7)	(183.9)	(76.8)

Net decrease in cash and cash equivalents	(153.1)	(94.6)	(29.1)	(24.3)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.4)	(0.3)	(0.5)	0.2
Cash and cash equivalents at beginning of period	232.7	174.4	108.8	103.6

Cash and cash equivalents at end of period	$79.2	$79.5	$79.2	$79.5

Cash and cash equivalents consist of:
Cash	$3.4	$14.7	$3.4	$14.7
Cash equivalents	75.8	64.8	75.8	64.8

	$79.2	$79.5	$79.2	$79.5

Cash interest payments	$106.9	$97.7	$224.6	$210.7
Cash payments (net of refunds) for income taxes	(11.7)	(9.1)	11.0	8.4

See accompanying notes to consolidated financial statements

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	September 30	December 31

	2005	2004

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$79.2	$108.8
Temporary investments (market value of $0.1 million ($99.7 million in 2004))	0.1	99.7
Accounts receivable	342.9	342.9
Income taxes	7.5	24.2
Inventories and investments in televisual products and movies	161.7	134.7
Prepaid expenses	28.0	21.4
Future income taxes	73.4	70.6

	692.8	802.3

LONG-TERM INVESTMENTS (market value of $11.1 million ($13.0 million in 2004))	11.1	13.0
PROPERTY, PLANT AND EQUIPMENT	1,557.2	1,522.1
FUTURE INCOME TAXES	79.0	80.8
OTHER ASSETS	243.6	240.0
GOODWILL	3,864.4	3,851.0

	$6,448.1	$6,509.2

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$8.9	$—
Accounts payable and accrued charges	469.3	546.2
Deferred revenue	149.1	143.7
Income taxes	9.9	13.4
Advances payable to parent company and companies under common control	7.5	16.7
Additionnal amount payable	107.6	101.4
Current portion of long-term debt	4.7	2.8

	757.0	824.2

LONG-TERM DEBT	2,520.2	2,546.0
OTHER LIABILITIES	360.0	297.0
FUTURE INCOME TAXES	194.6	189.4
NON-CONTROLLING INTEREST	139.6	192.7

SHAREHOLDERS’ EQUITY
Capital stock (note 8)	1,773.7	1,773.7
Contributed surplus	3,216.8	3,216.8
Deficit	(2,511.5)	(2,529.6)
Translation adjustment	(2.3)	(1.0)

Commitments (note 10)	2,476.7	2,459.9

	$6,448.1	$6,509.2

See accompanying notes to consolidated financial statements

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the nine-month period ended September 30, 2005
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies described in the latest annual consolidated financial statements of Quebecor Media Inc. (“the Company”) have been used. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for an annual report and accordingly should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto.

Some of the Company’s businesses experience significant seasonality due, among other things, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. In addition, in some of the Company’s segments, a proportion of sales is based on one-time retail transactions rather than subscription or long-term agreements, resulting in vulnerability to seasonal weather changes. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

Certain comparative figures for the previous period have been reclassified to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2005.

2.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004

Interest on long-term debt	$49.6	$54.7	$160.3	$167.7

Amortization of deferred financing costs and long-term debt discount	16.0	14.9	46.7	43.0
Loss (gain) on ineffective derivative instruments and on foreign currency translation on unhedged long-term debt	4.9	(9.1)	6.4	0.9
Loss on revaluation of the additional amount payable	0.9	4.9	6.2	14.7
Investment income	(0.3)	(0.8)	(2.4)	(3.2)
Other	0.3	0.1	(0.2)	4.9

	$71.4	$64.7	$217.0	$228.0

3.	LOSS ON DEBT REFINANCING

As a result of the repurchase of a portion of its Notes on July 19, 2005, the Company recorded a loss of $60.8 million comprised of the excess of the consideration paid over the carrying value of the Notes and of the hedging contracts, and the write-off of deferred financing costs. The Company repurchased US$128.2 and US$12.1 million in aggregate principal amounts of its Senior Notes and Senior Discount Notes, bearing interest at 11.125% and 13.750% respectively, pursuant to the tender offers announced on June 20, 2005. Under these offers, the total consideration was a fixed price of US$1,112.50 per US$1,000 principal amount for each Senior Note and a fixed price of US$1,007.50 per US$1,000 principal amount at maturity for each Discount Note, and also included an early tender premium in the amount of US$30.00 per US$1,000 of principal (or principal amount at maturity, in the case of the Discount Notes). The Company paid a total cash consideration of $215.3 million for the purchase of the Notes, including the premiums and disbursements for unwinding hedging contracts.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the nine-month period ended September 30, 2005
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

3.	LOSS ON DEBT REFINANCING (continued)

On July 15, 2005, Vidéotron ltée, Cable segment, repurchased the entire aggregate principal amount of its subsidiary, CF Cable TV Inc., Senior Secured First Priority Notes, which bore interest at 9.125% and were due in 2007, for a total cash consideration of $99.3 million, including disbursements for unwinding of a hedging contract, resulting in a gain of $0.8 million.

4.	PENSION PLANS

The Company maintains defined benefit and contribution pension plans for its employees. The total costs are as follows.

	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004

Pension plans:
Defined benefit plan	$4.1	$3.1	$12.2	$9.8
Defined contribution plan	2.1	2.9	7.2	7.9

	$6.2	$6.0	$19.4	$17.7

5.	BUSINESS ACQUISITIONS AND DISPOSALS

During the nine-month period ended September 30, 2005, the Company acquired or increased its interest in various businesses and has accounted for these by the purchase method. Certain purchase price allocations are preliminary and should be finalized as soon as Company management has gathered all the significant information believed to be available and considered necessary. The results of operations of these businesses have been included in the Company’s consolidated financial statements from their dates of acquisition.

Acquisitions:

•

During the three-month and nine-month periods ended September 30, 2005, a total of 3,449,199 and 3,699,799 Class B Non-Voting Common Shares of Group TVA Inc. were repurchased for cash considerations of $76.0 million and $81.2 million, resulting in additional goodwill of $21.2 and $22.5 million, respectively.

•

During the three-month and nine-month periods ended September 30, 2005, a total of 55,900 and 377,600 Common Shares of Nurun Inc. were repurchased for cash considerations of $0.2 and $0.8 million, respectively, resulting in additional goodwill of $0.1 million.

•

During the nine-month period ended September 30, 2005, Sun Media Corporation, Newspaper segment, acquired five community publications for cash considerations totalling $1.8 million, resulting in additional goodwill of $1.9 million.

•

In April 2005, Sun Media Corporation transferred the community publication Beauport Express and paid a cash consideration of $0.3 million in exchange for the community publication Journal la Vallée. As this transaction was a non-monetary exchange of similar productive assets, it was recorded at the carrying amounts of the net assets disposed, and therefore no additional goodwill and no gain or loss on disposal were recorded.

•

In April 2005, Le SuperClub Vidéotron Ltée, Cable segment, acquired two video rental and sales stores located in Ontario for a cash consideration of $0.4 million, resulting in additional goodwill of $0.3 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the nine-month period ended September 30, 2005
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

5.	BUSINESS ACQUISITIONS AND DISPOSALS (continued)

•

In May 2005, Nurun Inc., Interactive Technologies and Communications segment, paid an amount of $1.3 million as a contingent consideration for the achievement of certain performance objectives related to its acquisition of Ant Farm Interactive LLP in 2004.  The amount paid was recorded as additional goodwill.

Disposals:

• In May 2005, SuperClub Vidéotron Ltée, Cable segment, sold a video rental and sales store located in Quebec for a cash consideration of $0.5 million, resulting in no gain or loss on disposal.

6.	DISCONTINUED OPERATIONS

On May 25, 2004, in response to a partial takeover bid for Mindready Solutions Inc., 6.75 million common shares of Mindready Solutions Inc. held by Nurun Inc., Interactive Technologies and Communications segment, were sold for a cash consideration of $7.8 million, of which $4.4 million was received on the closing date of the bid and the balance of $3.4 million in February 2005. In March 2005, Nurun Inc. sold its 9.6% remaining interest in Mindready Solutions Inc. for cash proceeds of $0.4 million.

7.	LONG-TERM DEBT

In the second quarter of 2005, TVA Group Inc., Broadcasting segment, amended its credit agreement, which consists of a revolving credit term loan, and extended its maturity until June 15, 2010. Under the amended agreement, the revolving credit term loan was increased from $65.0 million to $160.0 million and now bears interest at the bank prime rate or bankers’ acceptances rates, plus a variable margin related to the ratio of total debt to income before interest, income taxes, amortization and other items.

On September 16, 2005, Vidéotron Ltée, Cable segment, issued US$175 million aggregate principal amount of Senior Notes at discount for net proceeds of US$174.1 million, before issuance fees of $3.8 million. The Senior Notes bear interest at 6.375% and are due December 15, 2015. Videotron Ltée entered into a cross-currency interest rate swap to hedge foreign exchange fluctuations related to the interest and capital payments on these Senior Notes.

8.	CAPITAL STOCK

(a) Authorized capital stock:

An unlimited number of Common Shares, without par value;

An unlimited number of Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue;

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend generally equivalent to the Company’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Company;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the nine-month period ended September 30, 2005
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

8.	CAPITAL STOCK

	(a)	Authorized capital stock (continued):

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.

An unlimited number of Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.

	(b)	Issued capital stock

	Common Shares

	Number	Amount

Balance as at December 31, 2004 and September 30, 2005	123,602,807	$1,773.7

On January 14, 2005, the Company redeemed 150,000 Preferred A Shares for an amount of $150.0 million, and issued 255,000 Preferred F Shares for an amount of $255.0 million, to Sun Media Corporation and its subsidiaries, Newspaper segment.

On March 9, 2005 and April 29, 2005, the Company issued 61,950 Preferred C Shares to 9101-0835 Quebec inc., Leisure and Entertainment segment, for a total amount of $61.9 million. On August 2, 2005, the Company redeemed 184,000 Preferred C Shares for an amount of $184.0 million.

As at September 30, 2005, Sun Media Corporation and its subsidiaries, Newspaper segment, owned 990,000 Preferred A Shares and 255,000 Preferred F Shares, for a total amount of $1,245.0 million, and 9101-0835 Quebec Inc., Leisure and Entertainment segment, owned 147,950 Preferred C Shares for an amount of $147.9 million. These shares are eliminated on consolidation.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the nine-month period ended September 30, 2005
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

8.	CAPITAL STOCK (continued)

	(c)	Stock option plans

The following table provides details of changes to outstanding options in the stock option plans of the Company and its subsidiaries for the nine-month period ended September 30, 2005:

		Outstanding options

	Number	Weighted average exercise price

Quebecor Média inc.

As at December 31, 2004	3,135,040	$17.99
Granted	230,092	28.94
Cancelled	(110,930)	16.85

As at September 30, 2005	3,254,202	$18.80

Vested options as at September 30, 2005	952,609	$17.18

TVA Group Inc.

As at December 31, 2004	215,000	$19.81
Granted	115,630	20.85
Exercised	(6,000)	14.00
Cancelled	(14,453)	20.85

As at September 30, 2005	310,177	$20.27

Vested options as at September 30, 2005	57,500	$19.67

Nurun inc.

As at December 31, 2004	812,500	$4.93
Granted	455,500	1.70
Exercised	(16,750)	1.44
Cancelled	(155,800)	3.74

As at September 30, 2005	1,095,450	$3.81

Vested options as at September 30, 2005	398,075	$7.57

For the nine-month periods ended September 30, 2005 and 2004, the consolidated charge related to these plans was $6.7 and $5.3 million, respectively.

9.	RELATED PARTY TRANSACTION

During the nine-month period ended September 30, 2005, the Company acquired certain assets from Quebecor World Inc., a company under common control, for a cash consideration of $3.3 million. The transaction was recorded at the carrying value of the assets transferred.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the nine-month period ended September 30, 2005
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

10.	COMMITMENTS

During the nine-month period ended September 30, 2005, the Company entered into new long-term commitments to purchase capital equipment, that call for total payments of $84.0 million related mainly to the acquisition of six new presses.

In September 2005, the Company reached an agreement to acquire Sogides Ltée, a major book publishing and distribution group in Quebec. The closing of the transaction is subject to certain conditions, including approval by competition regulatory authorities.

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States. The following tables set forth the impact of the material differences between GAAP in Canada and in the United States on the Company’s consolidated financial statements.

(a)	Consolidated statements of income

	Three months ended		Nine months ended
	September 30		September 30

	2005	2004	2005	2004

Net (loss) income as reported in the consolidated statements of income as per GAAP in Canada	$(10.1)	$26.9	$38.1	$39.1
Adjustments:
Development, pre-operating and start-up costs (i)	(1.0)	0.5	(1.1)	(0.5)
Change in fair value related to derivative instruments (ii)	4.8	25.3	12.2	15.0
Pension and postretirement benefits (iii)	0.1	(0.1)	0.3	(0.4)
Non-monetary transactions (iv)	—	—	1.5	—
Income taxes (v)	43.6	(0.1)	42.9	(1.4)

Net income as adjusted as per GAAP in the United States (in Canadian dollars)	$37.4	$52.5	$93.9	$51.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the nine-month period ended September 30, 2005
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

	(b)	Comprehensive income (loss)

The application of GAAP in the United States requires the disclosure of comprehensive income in a separate financial statement, which includes net income as well as revenues, charges, gains and losses charged directly to equity. The details of the comprehensive income for the three-month and nine-month periods ended September 30, 2005 and 2004 are as follows:

	Three months ended		Nine months ended
	September 30		September 30

	2005	2004	2005	2004

Net income as adjusted as per GAAP in the United States (in Canadian dollars)	$37.4	$52.5	$93.9	$51.8
Derivative instruments (ii)	2.8	(11.5)	(41.4)	(10.2)
Pension and postretirement benefits (iii)	2.0	0.3	5.7	0.3
Translation adjustment	(0.3)	(0.1)	(1.3)	(0.1)
Income taxes (v)	63.2	(0.1)	61.6	(0.3)

Comprehensive income as per GAAP in the United States	$105.1	$41.1	$118.5	$41.5

The accumulated other comprehensive loss as at September 30, 2005 and December 31, 2004 is as follows:

	September 30	December 31
	2005	2004

Derivative instruments (ii)	$(195.8)	$(154.4)
Pension and postretirement benefits (iii)	(5.7)	(11.4)
Translation adjustment	(2.3)	(1.0)
Income taxes (v)	66.1	4.5

Accumulated other comprehensive loss at end of period	$(137.7)	$(162.3)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the nine-month period ended September 30, 2005
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

	(c)	Consolidated balance sheets:

	September 30, 2005		December 31, 2004

	Canada	United States	Canada	United States

Long-term future income tax assets	$79.0	$79.8	$80.8	$81.7
Other assets	243.6	213.4	240.0	214.7
Goodwill	3,864.4	3,860.4	3,851.0	3,846.3
Long-term debt	(2,520.2)	(2,455.4)	(2,546.0)	(2,512.1)
Other liabilities	(360.0)	(653.6)	(297.0)	(541.5)
Future income tax liabilities	(194.6)	(89.6)	(189.4)	(189.0)
Non-controlling interest	(139.6)	(142.2)	(192.7)	(194.9)
Contributed surplus (vi)	(3,216.8)	(3,370.5)	(3,216.8)	(3,370.5)
Deficit	2,511.5	2,689.6	2,529.6	2,763.5
Accumulated other comprehensive loss	2.3	137.7	1.0	162.3

(i)

Under GAAP in Canada, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also, under GAAP in Canada, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item “Other assets,” and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in income as incurred.

(ii)

Under GAAP in United States, Statement of Financial Accounting Standards No.133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. In accordance with SFAS 133, changes in the derivative fair value of contracts that are designated effective and qualify as cash-flow hedges are deferred and recorded as a component of accumulated other comprehensive loss until the underlying transaction is recorded in income. When the hedged item affects income, gains or losses are reclassified from accumulated other comprehensive loss to the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative’s change in fair value is recognized immediately in earnings.

Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the nine-month period ended September 30, 2005
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

	(c)	Consolidated balance sheets (continued)

(iii)

Under GAAP in Canada, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. GAAP in the United States does not provide for a valuation allowance against pension assets.

Under GAAP in the United States, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in the statement of comprehensive loss.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for pension and postretirement benefits.

(iv)

In April 2005, Sun Media Corporation, Newspaper segment, exchanged a community publication for another community publication. Under U.S GAAP, this exchange of businesses is recorded in accordance with FASB Statement No. 141, Business Combinations and the cost of the purchase should be determined as the fair value of the consideration given or the fair value of the net assets or equity interest received, whichever is more reliably measurable. Under Canadian GAAP, since this exchange of businesses is a non-monetary transaction, it is accounted for in accordance with CICA Handbook 3830, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.

Accordingly, under US GAAP, this transaction resulted in a gain on disposal of a publication and also resulted in an increase of the purchase price of the publication acquired.

(v)

This adjustment represents the tax impact of United States GAAP adjustments. In the third quarter 2005, the Company concluded that the realization of future income tax assets related to its derivative financial instruments was now considered “more likely than not”.

(vi)

Under GAAP in Canada, a gain on repurchase of redeemable preferred shares of a subsidiary was included in income in 2003. Under GAAP in the United States, any such gain is included in contributed surplus.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the nine-month period ended September 30, 2005
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES

The Company is subject to certain reporting requirements pursuant to the indentures governing the Company’s Senior Notes and Senior Discount Notes issued in July 2001. The financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries, as shown in the following condensed and consolidated statements of income and balance sheets.

As at September 30, 2005, the only designated Unrestricted Subsidiary is Nurun Inc. Moreover, the gain on disposal of the Company’s investment in Mircocell Telecommunications in 2004 has been included in the condensed and consolidated statements of income of the Unrestricted Subsidiary.

Restricted Subsidiaries and the Company

Condensed and consolidated statements of income:

	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004

Revenues	$635.3	$577.8	$1,897.8	$1,730.3

Cost of sales and selling and administrative expenses	(460.8)	(408.5)	(1,380.7)	(1,238.8)
Amortization	(56.4)	(53.3)	(165.9)	(161.8)
Financial expenses	(71.3)	(64.5)	(217.4)	(228.4)
Loss on debt refinancing	(60.0)	—	(60.0)	—
Reserve for restructuring of operations	—	(2.2)	—	(2.2)
Gain on disposal of businesses	—	—	0.1	—

(Loss) income before income taxes	(13.2)	49.3	73.9	99.1
Income taxes	(4.1)	16.9	26.3	38.1

	(9.1)	32.4	47.6	61.0
Non-controlling interest	(1.0)	(5.3)	(10.2)	(22.4)

Net (loss) income	$(10.1)	$27.1	$37.4	$38.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the nine-month period ended September 30, 2005
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Restricted Subsidiaries and the Company (continued)

Income before amortization, financial expenses, loss on debt refinancing, reserve for restructuring of operations and other special charges and gain on disposal of businesses:

	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004

Cable	$95.0	$89.7	$282.1	$253.5
Newspapers	49.5	51.0	152.9	155.6
Broadcasting	4.8	12.9	36.2	55.0
Leisure and Entertainment	10.5	10.5	15.4	14.6
Business Telecommunications	7.0	4.2	20.7	11.3
Internet/Portals	2.3	1.2	6.7	3.3

	169.1	169.5	514.0	493.3
General corporate revenues (expenses)	5.4	(0.2)	3.1	(1.8)

	$174.5	$169.3	$517.1	$491.5

Condensed and consolidated balance sheets:

	September 30 2005	December 31 2004

Assets
Current assets	$637.2	$747.9
Property, plant and equipment	1,554.2	1,519.0
Other assets	330.6	329.7
Goodwill	3,860.7	3,847.9

	6,382.7	6,444.5

Liabilities
Current liabilities	742.2	810.7
Long-term debt	2,520.2	2,546.0
Other liabilities	554.6	486.4
Non-controlling interest	116.1	169.0

	3,933.1	4,012.1

Net investment in Restricted Subsidiaries and the Company	$2,449.6	$2,432.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the nine-month period ended September 30, 2005
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Unrestricted Subsidiary

Condensed and consolidated statements of income:

	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004

Revenues	$15.6	$12.2	$48.9	$37.2

Cost of sales and selling and administrative expenses	(14.7)	(11.8)	(45.8)	(35.7)
Amortization	(0.5)	(0.5)	(1.3)	(1.2)
Financial (expenses) revenues	(0.1)	(0.2)	0.4	0.4
Gain on disposal of other assets	—	—	—	1.3

Income (loss) before income taxes	0.3	(0.3)	2.2	2.0
Income taxes	0.3	0.1	0.9	0.2

	—	(0.4)	1.3	1.8
Non-controlling interest	—	0.2	(0.6)	0.2

(Loss) income from continued operations	—	(0.2)	0.7	1.6
Loss from discontinued operations	—	—	—	(1.1)

Net (loss) income	$—	$(0.2)	$0.7	$0.5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the nine-month period ended September 30, 2005
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Unrestricted Subsidiary (continued)

Condensed and consolidated balance sheet:

	September 30 2005	December 31 2004

Assets
Current assets	$55.6	$54.4
Property, plant and equipment	3.0	3.1
Other assets	3.1	4.1
Goodwill	3.7	3.1

	65.4	64.7

Liabilities
Current liabilities	14.8	13.5
Non-controlling interest	23.5	23.7

	38.3	37.2

Net investment in Unrestricted Subsidiaries	$27.1	$27.5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(s) Claudine Tremblay

By:	Claudine Tremblay
Senior Director, Corporate Secretariat

Date:   November 24, 2005